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                          October 19, 2022

       Gaurav Shah, M.D.
       Chief Executive Officer
       Rocket Pharmaceuticals, Inc.
       9 Cedarbrook Drive
       Cranbury, NY 08512

                                                        Re: Rocket
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 13,
2022
                                                            File No. 333-267871

       Dear Gaurav Shah:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John T. Haggerty, Esq.